Mail Stop 4561

September 14, 2007

Scott C. Grout
Chief Executive Officer and President
Radisys Corporation
5445 N.E. Dawson Creek Drive
Hillsboro, OR 97124

>   **Re: Radisys Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed on March 2, 2007**
>   **Forms 8-K Dated February 7, 2007, April 26, 2007 and**
>   **July 26, 2007**
>   **File No. 000-15175**

Dear Mr. Grout:

We have reviewed your response to our letter dated July 31, 2007 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Note 1 – Significant Accounting Policies

Revenue Recognition, page 56

1.   We have reviewed your response to our prior comment no. 1 and note that for your Convedia Media Servers, you recognize revenue in accordance with SOP 97-2. Clarify whether you provide bundled post-contract support (PCS) related to these products and if so, tell us the general terms related to such PCS including

the initial term and any services or upgrades, if available, that are included as part of PCS. Additionally, if you provide PCS related to the Convedia Media Servers, tell us whether you have established vendor specific objective evidence (VSOE) of fair value for such PCS. If so, describe the process you use to evaluate the various factors that affect your VSOE and explain how your determination of VSOE complies with paragraphs 10 and 57 of SOP 97-2. Please advise.

Note 8 – Intangible Assets, page 67

2.   We have reviewed your response to our prior comment no. 4 and note that you believe that the amortization expense related to purchased technology is not directly tied to the recognition of revenues and is more appropriately reflected as a period expense. Since a significant amount your purchased technology was a result of your acquisition of Convedia in which Convedia Media Server products include software that is more than incidental to the product, clarify what this acquired technology represents including your consideration of paragraph 7 of SFAS 86 in determining that such costs could be interpreted as SFAS 86 computer software costs (whereby the amortization of such costs should be classified as a cost of revenue by analogizing to FASB Staff Implementation Guide, SFAS 86, Question 17). Additionally, we also note in your response that such purchased technology is integrated in your current and future products. As a result of this technology being included in your current and future products that you sell to your customers, it is still not clear why you believe that classifying the amortization as an operating expense is appropriate.

Note 13 – Long-term Liabilities

Convertible Senior Notes, page 70

3.   We have reviewed your response to our prior comment no. 5 as it relates to your analysis of whether the conversion feature qualifies for equity treatment under EITF 00-19. Clarify whether you determined the conversion feature is indexed to the Company's own stock. In this regard, clarify whether you believe the conversion feature that is based on the closing price of the Company's common stock and the trading price of the notes (i.e. dual indexes) falls within the definition of "indexed to a company's own stock" under EITF 01-06 and whether the conversion feature qualifies for scope exception under paragraph 11(a) of SFAS 133.

Forms 8-K Dated February 7, 2007, April 26, 2007 and July 26, 2007

4.   We note in your response to our prior comment no. 10 that you will enhance your disclosures in future earnings releases to further clarify what you mean by "core" operating results when discussing your non-GAAP financial measures. We have also reviewed your proposed disclosure relating to your non-GAAP financial measures and note that you use the term "core" operating results without explaining why the exclusion of certain expenses and gains and losses are indicative your "core" operating results. If you intend to use this terminology in your future Forms 8-K, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your "core" operating performance.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief